THE SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                     For the six months ended June 30, 2001


                            HQI Transelec Chile S.A.
                 (Translation of registrant's name into English)

                                  Santa Rosa 76
                                     Piso 9
                                 Santiago, Chile
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X               Form 40-F  __


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  __  No  X

HQI TRANSELEC CHILE S.A.

Interim financial statements

June 30, 2001










CONTENTS

Report of independent accountants
Balance sheet
Statement of income
Statement of cash flows
Notes to the individual financial statements




     Ch$ -  Chilean pesos
   ThCh$ -  Thousands of Chilean pesos
     US$ -  United States dollars
      UF -  A daily inflation indexed, Chilean peso - denominated monetary unit

REPORT OF INDEPENDENT ACCOUNTANTS
Review of interim financial statements

(Translation from the original in Spanish)

Santiago, July 31, 2001

To the Board of Directors and Shareholders,
HQI Transelec Chile S.A.



We have reviewed the accompanying interim balance sheet of HQI Transelec Chile S.A. as of June 30, 2001, and the related interim statements of income and of cash flows for the six months period then ended. These financial statements (including the respective notes) are the responsibility of the Company's management. The accompanying financial analysis and description of relevant events are not an integral part of these financial statements, therefore, this report is not made extensive to them.

We conducted our review in accordance with auditing standards generally accepted in Chile. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material adjustments that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in Chile.







Eduardo Vergara D.

                            HQI TRANSELEC CHILE S.A.
                            ------------------------

                                  BALANCE SHEET
                                  -------------

                               As of June 30, 2001

                         ASSETS                                  ThCh$
                         ------                                  -----

CURRENT ASSETS
    Cash and banks                                                 23,930
    Time deposits                                              23,454,913
    Marketable securities                                       2,962,602
    Trade accounts receivable                                   8,118,506
    Sundry debtors                                                403,695
    Inventories                                                     6,055
    Recoverable taxes                                             586,805
    Prepaid expenses                                              208,001
    Deferred taxes                                                 91,654
    Other current assets                                       12,923,916
                                                           --------------

         Total current asset                                   48,780,077
                                                           --------------

FIXED ASSETS
    Land                                                        5,238,364
    Buildings and infrastructure                              267,508,743
    Machinery and equipment                                   219,829,294
    Other fixed assets                                          1,977,590
    Increase value arising from technical reappraisal
      of fixed asset                                           19,641,854
    Accumulated depreciation                                  (50,958,736)
                                                           ---------------
         Total fixed assets, net                              463,237,109
                                                           --------------

OTHER ASSETS
    Investments in other companies                                 36,746
    Goodwill                                                  102,540,232
    Long-term debtors                                             528,736
    Notes and accounts receivable from related
      companies - long term                                   108,250,236
    Deferred taxes                                             20,435,631
    Intangibles                                                22,794,499
    Amortization of intangibles                                (1,273,982)
    Other                                                      11,957,716
                                                           --------------
         Total other assets                                   265,269,814
                                                           --------------

         Total assets                                         777,287,000
                                                              ===========
          LIABILITIES AND SHAREHOLDERS' EQUITY
                                                                 ThCh$
                                                                 -----
CURRENT LIABILITIES
    Bonds payable - short term portion
    Accounts payable                                            7,928,714
    Sundry creditors                                            4,317,459
    Accounts payable to                                         1,513,346
      related companies
    Provisions                                                    314,500
    Withholdings                                                1,037,601
    Other current liabilities                                   1,380,031
                                                                   22,001
                                                           --------------

LONG-TERM LIABILITIES                                          16,513,652
                                                           --------------
    Long-term bonds payable
    Sundry creditors                                          439,706,344
    Provisions                                                     72,367
    Deferred taxes                                              1,245,005
    Other long-term liabilities                                 2,076,666
         Total long-term liabilities                               34,789
                                                           --------------
                                                              443,135,171
                                                           --------------
SHAREHOLDERS' EQUITY
    Paid-in capital

    Other reserves                                            310,140,471
    Retained earnings                                           4,655,286
         Total shareholders' equity                             2,842,420
                                                           --------------
                                                              317,638,177
         Total liabilities and equity
                                                              777,287,000
                                                              ===========






                The accompanying Notes 1 to 29 form an integral
                      part of these financial statements.

                            HQI TRANSELEC CHILE S.A.
                            ------------------------

                               STATEMENT OF INCOME
                               -------------------

                  For the six month period ended June 30, 2001

                                                           ThCh$
OPERATING RESULTS
     Sales                                                42,289,703
     Cost of sales                                       (11,801,453)
                                                       -------------

         Gross margin                                     30,488,250
     Administrative and selling expenses                  (1,175,311)
                                                      --------------

         Operating income                                 29,312,939

NON-OPERATING RESULTS
     Financial income                                      2,468,755
     Other non-operating income                               74,323
     Goodwill amortization                                (2,624,163)
     Financial expenses                                  (16,026,817)
     Other non-operating expenses                           (154,161)
     Price-level restatement                               1,763,590
     Exchange differences                                (15,788,099)
                                                         -----------

         Non-operating results                          (30,286,572)
                                                       ------------

         Income before income taxes                         (973,633)
     Income tax                                              592,831
                                                      --------------

LOSS FOR THE PERIOD                                         (380,802)
                                                      ==============


The accompanying Notes 1 to 29 form an integral part of these financial statements.

                            HQI TRANSELEC CHILE S.A.

                             STATEMENT OF CASH FLOWS

                  For the six month period ended June 30, 2001

                                                                        ThCh$
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period                                                    (380,802)
                                                                      ---------

CHARGES (CREDITS) TO INCOME NOT REPRESENTING CASH FLOWS
     Depreciation                                                     7,316,735
     Amortization of intangibles                                        329,316
     Amortization of negative goodwill                                2,624,163
     Price-level restatement                                         (1,763,590)
     Exchange differences                                            15,788,099
     Other credits to income not representing cash flows             (2,340,504)
     Other charges to income not representing cash flows                873,103

CHANGES IN ASSETS WHICH EFFECT CASH FLOWS
     Trade accounts receivable                                         (193,044)
     Inventories                                                         28,643
     Other assets                                                    17,505,231

CHANGES IN LIABILITIES WHICH EFFECT CASH FLOWS
     Accounts payable related to operating results                      684,444
     Interest payable                                                 7,928,714
     Income tax payable                                             (20,454,764)
     Value added tax and other taxes                                    145,800
                                                                  -------------

         Net cash flows from operating activities                    28,091,554
                                                                    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
     Bonds                                                          424,589,198
     Other loans drawn from related companies                           300,470
     Payment of documented loans from related companies            (326,389,760)
     Bond issuance and placement expenses                            (9,006,988)
                                                                 --------------

         Net cash flows from financing activities                    89,492,920
                                                                 --------------

CASH FLOWS FROM INVESTMENT ACTIVITIES
     Purchase of fixed assets                                        (1,985,793)
     Other loans to related companies                              (101,771,645)
         Net cash flows from investing activities                  (103,757,438)
                                                                   ------------

         Total net cash flow for the year                            13,827,036

EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS                        604,831
                                                                ---------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                              14,431,867

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD             23,163,712
                                                                  -------------

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                   37,595,579
                                                                  =============


The accompanying notes 1 to 29 form an integral part of these financial statements.

                            HQI TRANSELEC CHILE S.A.


                        NOTES TO THE FINANCIAL STATEMENTS

                                AT JUNE 30, 2001



NOTE 1 - COMPANY CONSTITUTION
-----------------------------

Inversiones HQI Chile Limitada was formed as a limited liability company, as stated in public deed dated September 15, 2000. The Company was formed to invest in shares and partnership interests. On October 16, 2000 the Company changed its name to Inversiones HQI Transelec Chile Limitada without making any changes in its business activities. On November 23, 2000, the Company changed its name to HQI Transelec Chile S.A. and was registered as a closely held corporation with the Chilean Superintendency of Securities and Insurance Companies Register under number 729 as from March 22, 2001.

The revised objective of the new Company is the exploitation and development of electrical systems, either owned by the Company or third parties, used for the transmission of electrical energy, for which they can purchase and/or make use of concessions, taking into account all the benefits that are available by law to electrical company.

Per public deed dated January 18, 2001, the Company purchased from Inversiones HQI Chile Holding Limitada 98,606 shares, corresponding to 0.01% of the share capital in Compania Nacional de Transmision Electrica S.A., concentrating 100% of ownership. As a result of the latter, assets, liabilities, obligations and rights of Compania Nacional de Transmision Electrica S.A. were merged by absorption by HQI Transelec Chile S.A. Therefore, the Company directly assumed business operations associated with the transmission of electricity which were carried out by the absorbed subsidiary.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

a)   Period of analysis

The accompanying interim financial statements and corresponding notes relate to the period from January 1, 2001 to June 30, 2001.

b)   General

The accompanying financial statements of HQI Transelec Chile S.A. at June 30, 2001 have been prepared in conformity with accounting principles generally accepted in Chile issued by the Chilean Institute of Accountants, and specific instructions and regulations issued by the Superintendency of Securities and Insurance Companies. The latter predominate over the former in the event of discrepancy with established accounting principles.

c)   Price-level restatement

The financial statements have been restated in order to reflect the effect of changes in the purchasing power of the Chilean peso during the period. Accordingly, non-monetary assets and liabilities and shareholders' equity have been restated against income. The restatements have been determined on the basis of the official Chilean Consumer Price Index (CPI) issued by the National Institute of Statistics, applied one month in arrears, which was 1.5% for the six month period ended June 30, 2001. In addition, income statement accounts have been restated to their period-end values.

d)   Operating estimates

The Company has to make accounting estimates to record its accounts receivable from transmission tolls. Final settlements of these accounts may extend beyond one fiscal year and can result in losses or gains for amounts not expected to be significant.

e)   Currency translation

Balances in foreign currency are considered monetary items and are adjusted at the exchange rate prevailing on the closing date of the financial statements. Inflationary-indexed units have been adjusted according to the restatement index.

Assets and liabilities in foreign currency and UF have been translated into Chilean pesos at the following closing exchange or conversion rates:

                                                                Ch$ per unit
                                                                ------------
Unidad de fomento (UF)                                          16,002.32
United States dollar                                               629.00


f)   Time deposits

Investments in time deposits are recorded at cost plus price-level indexation and accrued interest at period-end.

g)   Resale agreements

Other current assets include purchases under resale agreements which are recorded at their present value calculated at the discount rate used to determine the price of each security on the purchase date.

h)   Marketable securities

This item includes investments in mutual funds, which are valued at their quoted market value at period end.

i)   Allowance for doubtful accounts

The Company believes that it is unnecessary to record an allowance for doubtful accounts at period end considering the aging of its accounts receivable.

j)   Fixed assets

Fixed assets include, lines, buildings and infrastructure, machinery and equipment owned by the Company, which are valued at restated purchase cost or contribution value at period end.

Depreciation is calculated using the straight-line method. Assets purchased in 1999 are depreciated considering 95% of their value and as of 2000 considering 100% of their value. In addition, in 2001 the remaining useful life of some assets was extended, some of which include electrical lines and equipment.

k)   Goodwill

The amount represents the difference between the purchase value of shares in Compania Nacional de Transmision Electrica S.A. and the book value of the investment on the purchase date. This difference is amortized over a 20-year period.

l)   Bonds payable

This balance includes the obligation incurred in the issuance of bonds by the Company at nominal value plus accrued interest and restatements at period end. The difference between the book value and placement value is amortized until maturity.

m)   Severance indemnities

The provision for severance payments to Company staff upon reaching 15 years of service is presented at present value on an accrual basis, using an annual interest rate of 6.5% and considering an average tenure of 35 years. An average of 75% of the benefit, for staff with less than 15 years of service, has been accrued at present value.

n)   Income tax

At June 30, 2001 in conformity with current regulatory requirements, the Company has not set up a provision for Corporate Income Tax as it presents tax losses. However, as a result of the absorption of Compania de Transmision Electrica S.A. (Transelec) by HQI Transelec Chile S.A. on March 31, 2001, Corporate Income tax payments amounted to ThCh$ 1,248,349, for the period January 1 to January 30, 2001 of Transelec S.A.

o)   Deferred taxes

Effective January 1, 2000 and in conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants, deferred taxes have been recorded for all temporary differences between accounting balances and tax balances for assets and liabilities at period end.

The effect of unrecorded deferred taxes at December 31, 1999 have been recorded in complementary asset and liability accounts, as applicable, and are being amortized over the weighted average term of reversal for temporary differences.

p)   Debt security issuance and placement expenses

The Company has capitalized as deferred charges, expenses in the issuance and placement of debt securities during the period. These deferred charges are recorded under Other long-term and short-term assets, and are amortized using the straight-line method until maturity of the obligations. Amortization is presented under Financial expenses.

q)   Staff vacation

In conformity with Technical Bulletin No. 47 issued by the Chilean Institute of Accountants, the annual cost of employee vacations is recorded as an expense in the financial statements on an accrual basis.

r)   Intangibles

This balance consists of rights-of-way which are amortized on the straight-line basis over 40 years in conformity with Technical Bulletin No. 55 issued by the Chilean Institute of Accountants.

s)   Statement of cash flows

Cash and cash equivalents correspond to cash and banks, time deposits and resale agreements which are presented in Other current assets.

Cash flows from operating activities include all business-related cash flows as well as interest paid, interest income and, in general, all cash flows not defined as from financial or investment activities. The concept of operations used in this statement is broader than that used in the Income Statement.

t)   Derivative contracts

At June 30, the Company has subscribed foreign exchange future contracts with financial institutions to hedge existing items and are recorded in conformity with Technical Bulletin No. 57 issued by the Chilean Institute of Accountants.

NOTE 3 - ACCOUNTING CHANGES
---------------------------

There have been no changes in acounting policies for the period January 1 to June 30, 2001.

As discussed in Note 1j), the Company changed the useful life of some fixed assets, resulting in a decrease in the charge to income during the period of approximately ThCh$ 2,620,000.

NOTE 4 - MARKETABLE SECURITIES
------------------------------

The balance of ThCh$ 2,962,602 corresponds to investments in mutual funds.

NOTE 5 - SHORT- AND LONG-TERM DEBTORS
-------------------------------------

a)   At June 30, 2001 trade accounts receivable correspond to the following:

                                                                      ThCh$
                                                                      -----

Toll and transmission charges                                     7,903,627
Services provided to other parties                                  214,879
                                                                -----------
                                                                  8,118,506
                                                                ===========





b)   Short and long term debtors are comprised as follows as of June 30, 2001:



                                         Current
                            ---------------------------------
                            Up to 90 days   91 days to 1 year  Short-term  Long-term
                            -------------   -----------------  ----------  ---------

                               ThCh$          ThCh$              ThCh$        ThCh$
Trade accounts receivable   8,118,506             -            8,118,506         -
Sundry debtors                403,695             -              403,695     528,736
                                                               ---------     -------

         Total debtors                                         8,522,201     528,736
                                                               =========     =======


NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
---------------------------------------------------------

Significant balances and transactions with related companies are shown below:

a)   Notes and accounts receivable

Company
-------                                 Short-term              Long-term
                                        ----------              ---------
                                           ThCh$                  ThCh$
Accounts receivable:


Inversiones HQI Chile                            -             108,250,236
  Holding Ltda.                           --------             -----------


         Total                                   -             108,250,236
                                          ========             ===========

Accounts payable:

Hydro Quebec                                314,500                       -
                                            =======           =============


The receivable balance corresponds to a current account loan issued on April 17, 2001 to Inversiones HQI Chile Holding Ltda. for US$ 169,354,025.44. The amount due is payable in United States dollars and accrues a 7.85% interest on an annual basis of 360 days. The balance due will be paid from the dividends received by Inversiones HQI Chile Holding Ltda. from HQI Transelec Chile S.A., first for payment of accrued interest and then for capital amortization.

b)   Transactions with related companies

                                                                  Effect on
                                                                    Income
          Company       Relation    Transaction       Amount    (charge/credit)
          -------       --------    -----------       ------    ---------------
                                                       ThCh$         ThCh$

Inversiones HQI Chile
Holding Ltda.           Parent     Loan repaid    323,478,454     (8,539,108)
                                   Loan drawn     106,209,182      1,708,162

NOTE 7 - INCOME TAXES AND DEFERRED TAXES
----------------------------------------

a) At June 30, 2001 the Company has not provided for income tax due to tax losses amounting to ThCH$ 17,195,777. There are no undistributed tax profits from prior years.

                                                                      ThCh$
                                                                      -----
i)   Net tax loss                                                  (17,195,777)
ii)  Income tax payment January 2001                                (1,298,349)
iii) Provision for Article 21 tax                                       (8,504)
iv)  Accumulated taxable income (loss carry forward)               (17,195,777)


b)   Deferred taxes:

                                  Deferred assets         Deferred liabilities
      Temporary differences  Short-term    Long-term    Short-term     Long-term
      ---------------------  ----------    ---------    ----------     ---------

                                  ThCh$      ThCh$         ThCh$         ThCh$
Accrued staff vacation           64,957            -             -             -
Leased assets                         -                          -     2,702,740
Fixed asset depreciation              -                          -       852,686
Accrued severance benefits            -                          -       136,601
Other                            26,697                          -             -
Tax loss benefit                      -    2,579,367             -             -
Increase in value of fixed
   assets (absorption)                -   17,856,264             -             -
Complementary accounts
   - net of amortization              -            -             -     1,615,361
                             ----------  --------------  ----------    ---------

         Total                   91,654    20,435,631             -    2,076,666
                                 ======    ==========    ==========    =========

c)   Income taxes

                Item                                                     ThCh$
                ----                                                     -----
Current tax expense (tax provision)                                      (8,504)
Deferred tax asset and liability for year                             1,883,719
Amortization of complementary deferred tax asset and liability          (34,035)
Other charges or credits                                             (1,248,349)
                                                                     -----------

         Total                                                          592,831
                                                                    ============


NOTE 8 - OTHER CURRENT ASSETS
-----------------------------

The composition of this balance is as follows:

                                                                        ThCh$
                                                                        -----
Resale agreements                                                    11,154,134
Bond issuance expenses                                                1,538,306
Other                                                                   231,476
                                                                   ------------
         Total                                                       12,923,916
                                                                   ============

NOTE 9 - PURCHASES UNDER RESALE AGREEMENTS OF SECURITIES.
---------------------------------------------------------

The composition of this balance at period end is as follows:


  Purchase   Expiration                                 Subscription           Final             Market
    date       date      Counterparty        Currency     value      Rate      value   Security  Value
    ----       ----      ------------        --------     -----      ----      -----   --------  -----
                                                           ThCH$         %      ThCh$            ThCh$
28/06/2001  16/07/2001   BBV Banco Bhif       Pesos     2,391,813     0.51   2,398,316 PRBC     2,391,813
19/06/2001  03/07/2001   Banco de Credito     Pesos
                           e Inversiones                  110,600     0.68     110,951 PDBC       110,876
29/06/2001  12/07/2001   ABN Amro Bank        Pesos     1,332,387     0.37   1,334,849 PCD      1,333,266
22/06/2001  04/07/2001   Banco Security       Pesos       530,000     0.57     531,208 PRC        530,806
26/06/2001  03/07/2001   Corpbanca            Pesos       975,000     0.69     976,569 CERO       975,897
15/06/2001  03/07/2001   HSBC Bank            Pesos     3,246,000     0.68   3,257,036 PRBD     3,257,036
19/06/2001  03/07/2001   Banco del Desarrollo Pesos       718,000     0.69     720,312 PDBC       719,816
28/06/2001  16/07/2001   Banco Santiago       Pesos     1,834,000     0.51   1,839,612 PRBC     1,834,624


NOTE 10 - FIXED ASSETS
----------------------

Fixed assets are summarized as follows:



                                                               Accumulated       Net
                                              Gross Value    depreciation       value
                                              -----------    ------------       -----

                                                 ThCh$          ThCh$           ThCh$
Land, rights and other                           5,238,364              -      5,238,364

Buildings and infrastructure
     Buildings                                   6,249,070       (779,532)     5,469,538
     Access roads                                  341,507        (31,447)       310,060
     Main building                                   2,049         (1,536)           513
     Lines                                     239,586,493    (19,937,609)   219,648,884
     Houses and apartments                         573,479       (159,212)       414,267
     Non-hydraulic civil projects               17,398,800     (1,854,335)    15,544,465
     Construction and infrastructure             3,357,345              -      3,357,345
                                               -----------    -----------    -----------

         Total                                 267,508,743    (22,763,671)   244,745,072
                                               -----------    -----------    -----------

Machinery and equipment
     Telecommunication equipment                 5,212,294     (3,234,282)     1,978,012
     Machinery and office equipment, furniture   1,022,180       (835,110)       187,070
     Service equipment                              17,304        (11,080)         6,224
     Tools and instruments                       1,311,401     (1,008,556)       302,845
     Power generation unit                         452,127        (60,393)       391,734
     Electrical equipment                      181,193,462    (19,146,753)   162,046,709
     Protection and mechanical equipment        29,380,182     (3,139,088)    26,241,094
     Transportation and loading equipment        1,240,344       (759,803)       480,541
                                               -----------    ------------   -----------

                                               219,829,294    (28,195,065)   191,634,229
                                               -----------    -----------    -----------

         Subtotal fixed assets                 492,576,401    (50,958,736)   441,617,665
                                               -----------    -----------    -----------

Other fixed assets
     Advances to contractors                       170,374              -        170,374
     Construction materials                      1,807,216              -      1,807,216
                                               -----------    ------------   -----------
                                                 1,977,590              -      1,977,590
Increased value from technical appraisal        22,475,592     (2,833,738)    19,641,854
                                              ------------   ------------    -----------

     Total fixed assets                        517,029,583    (53,792,474)   463,237,109
                                               ===========    ===========    ===========


Depreciation for the period amounts to ThCh$ 7,316,735. The amount of ThCh$ 7,306,343 was charged to Operating costs and ThCh$ 10,392 was recorded in Administrative and selling expenses.

Assets subject to technical reappraisal correspond to those contributed by Empresa Nacional de Electricidad S.A. (ENDESA) to Transelec S.A. and include: land, buildings, electrical equipment, telecommunication equipment, lines, houses, and apartments.

NOTE 11 - INVESTMENT IN OTHER COMPANIES
---------------------------------------

This balance corresponds to an 8.33% of Sociedad Centro de Despacho Economico de Carga del Sistema Electrico Interconectado Central CDEC-SIC Limitada, whose objective is to administrate and operate the SIC and coordinate its electrical system.

NOTE 12 - GOODWILL AND NEGATIVE GOODWILL
----------------------------------------

The balance at June 30, 2001 is summarized as follows:

                                                             ThCh$
                                                             -----

Opening balance                                           122,508,078
Transfer to deferred taxes (1)                            (18,121,503)
Opening equity balance difference (2)                       1,968,870
                                                        -------------
                                                          106,355,445
Amortization of accrued goodwill                           (3,815,213)
                                                        --------------

         Total                                            102,540,232
                                                        =============

(1) Corresponds to the deferred tax credit generated by the allocation of goodwill, resulting from the absorption of Transelec S.A. by HQI Transelec Chile S.A., to fixed assets (tax accounting). Consequently, goodwill was deducted in the equivalent amount of the deferred tax credit.

(2) As a result of the arbitration process instituted by the audit firm Ernst & Young relative to the Share Purchase Agreement dated October 23, 2000 between Inversiones HQI Transelec Limitada (currently HQI Transelec Chile S.A.), Inversiones HQI Chile Holding Limitada and Hydro Quebec International Inc., the buyers, and Empresa Nacional de Electricidad (ENDESA) and Endesa Inversiones Generales S.A. (Enigesa), the sellers, whereby the share buyers undertook to reimburse the sellers the difference between the reference net equity set at ThCh$ 188,019,844, and the period-end net equity value on the agreement date, if such difference were positive. On June 29, 2001, an arbitration resolution was rendered, whereby the Arbitration Auditor determined net equity at year-end of ThCh$190,688,338, which was greater than the net equity reference by ThCh$ 2,668,494. Since a portion of this amount was recognized as goodwill at December 31, 2000, goodwill only increased by ThCh$ 1,968,870 during this period.

            Tax                                     Amortization       Goodwill
      Registration No.     Company                 for the period      balance
      ----------------    -------                  --------------      -------

                                                        ThCh$           ThCh$

      96,659,380-6    Compania Nacional de
                        Transmision Electrica S.A.    2,624,163      102,540,232
                                                      =========      ===========

NOTE 13 - INTANGIBLES
---------------------

The composition of intangibles at period end is as follows:



                                                                        ThCh$

Rights-of-way                                                        22,794,499
Accumulated amortization                                             (1,273,982)
                                                                    -----------

Net value                                                            21,520,517
                                                                     ==========

The amortization charge to income amounted to ThCh$ 329,316.

NOTE 14 - OTHER (ASSETS)
------------------------

The balance at period end is summarized as follows:

                                                                       ThCh$

Rental deposits for employee housing                                     21,829
Prepaid expenses - bonds in UF                                        2,156,330
Prepaid expenses - bonds in US$                                       5,576,972
Discount on bond placements - UF                                      2,824,691
Discount on bond placements - US$                                     1,377,894
                                                                    -----------

         Total                                                       11,957,716
                                                                     ==========

 NOTE 15 - LONG- AND SHORT-TERM OBLIGATIONS (PROMISSORY NOTES AND BONDS)
-----------------------------------------------------------------------

 a) The Company has made the following public offering of bonds in the local market:

On April 2, 2001 the Company registered the first bond issuance for a maximum of UF 10,000,000 with the Superintendency of Securities and Insurance Companies under number 249. Of this amount, UF 9,200,000 were finally placed on April 11, 2001.

As of June 30, 2001 the ratings obtained by the bonds are:     Category
                                                               --------

-    Fitch Chile Clasificadora de Riesgo Ltda.                   AA
-    Feller-Rate Clasificadora de Riesgo Limitada                AA+

The characteristics of these bonds are as follows:

TERMS OF ISSUANCE

Issuer                              HQI Transelec Chile S.A.
Securities issued         :         Bearer bonds in local currency, denominated
                                    in Unidades  de Fomento.


Maximum issued :                    10,000,000 Unidades de Fomento dividend
                                    into Series A

Series A-1 :                        Up to UF 3,000,000 divided into 3,000
                                    bonds at UF 1,000 each.

Series A-2 :                        Up to UF 4,00,000 (400 bonds at UF 10,000
                                    each).

Series B

Series B-1:                         Up to UF 1,000,000 (1,000 bonds at UF 1.000
                                    each).

Series B-2:                         Up to UF 3,000,000 (200 bonds at UF 10,000
                                    each).

Readjustment              :         Variation in Unidades de Fomento

Amortization period       :         Series A:  6  years  and  Series B:  21
                                    years  (6  grace  years  and 1 to  15  years
                                    for  capital amortization, respectively).
Capital amortization                Series A, in one installment, upon maturity,
                                    and Series B, payable half-yearly, in
                                    increasing amounts, and effective September
                                    1, 2007.
Early redemption          :         Series A:  without early  redemption  and
                                    Series B,: effective September 1, 2009, on any of its denominated dates of payment of interest or interest and capital amortization.

Interest rate             :         Series A and B bonds accrue an 6.20%
                                    annual interest rate on the outstanding
                                    capital, expressed in Unidades de Fomento.
                                    Interest is calculated over a period of 360 days, upon maturity and payable half-yearly in two semesters of 180 days each.

Interest payments         :         Half-yearly payments, upon maturity on
                                    March 1 and September 1 yearly, starting
                                    September 1, 2001. Interest accrued
                                    at year-end amounts to ThCh$ 2,996,838 and is presented in Current liabilities.

Guarantees:               :         This issue has no special  guarantees,
                                    except for the general guarantee on all of the issuer's assets.

Period of placement      :          36 months, as from the date of register with
                                    the Superintendency of Securities and
                                    Insurance Companies.

b) The Company issued and placed notes in the international market on April 17, 2001 as follows:

At period end, this bond issuance has the following risk classification:



                                                                      Category
                                                                      --------

Standard and Poor's Rating Group                                        A-
Fitch Ibca, Duff & Phelps                                               A-
Moody's Investors Service Inc.                                          Baa1


Issuer                              HQI Transelec Chile S.A.
Securities issued         :         US$ (Yankee Bonds) traded in the US market.

Issue value               :         ThUS$ 465,000 of a single series

Readjustment              :         Variation in United States dollar

Capital amortization      :         Total expiration on April 15, 2011.

Nominal interest rate     :         7.875% annually.

Interest payments         :         On April 15 and October 15 each
                                    year, effective October 15, 2001. Interest accrued at year-end amounts to ThCh$
                                    4,931,876 and is presented in Current
                                    liabilities.

c)   Short-and long-term obligations (bonds)


                                                                                                                        Placed
  Registration No./              Nominal      Restatement                   Final   Interest                            locally or
   identification     Series  placement value     unit    Interest rate   maturity   payment   Amortization  Par value  abroad
    --------------    ------  ---------------     ----    -------------   --------   -------   ------------  ---------   ------

                                    ThCh$                     %                                                ThCh$
Long-term bonds
249                    A1         2,000,000         UF       6.2       01/03/2007   Semester  At the end     32,004,640   Chile
249                    A2         4,000,000         UF       6.2       01/03/2007   Semester  At the end     64,009,280   Chile
249                    B1           200,000         UF       6.2       01/03/2007   Semester  Semester        3,200,464   Chile
249                    B2         3,000,000         UF       6.2       01/03/2007   Semester  Semester       48,006,960   Chile
First issuance                  465,000,000         US$      7.875     15/04/2011   Semester  At the end    292,485,000  Abroad
                                                                                                            -----------
       Total long-term                                                                                      439,706,344
                                                                                                            ===========



NOTE 16 - PROVISIONS AND WRITE-OFFS
-----------------------------------

Provisions at period end are summarized as follows:

a)    Short-term provisions

                                                                     ThCh$
                                                                    ------
Severance indemnities                                               39,016
Accrued payroll                                                    933,795
Cost of accidents (lines and substations                            64,790
                                                                   -------

         Total                                                   1,037,601
                                                                ==========


b)    Long-term provisions

Severance indemnities                                            1,245,005
                                                                ==========


c)    Write-offs

Inventories                                                        108,671
                                                                  ========

NOTE 17 - SEVERANCE INDEMNITIES
-------------------------------

Changes in provisions are as follows:

                                                                    ThCh$
                                                                    -----
Opening balance                                                   1,232,173
Price-level restatement                                               2,513
Provision for the year                                               49,335
                                                                    -------

         Total                                                    1,284,021
                                                                  =========


Short-term                                                           39,016
Long-term                                                         1,245,005
                                                                  ---------

         Total                                                    1,284,021
                                                                  =========

NOTE 18 - CHANGES IN SHAREHOLDERS' EQUITY
-----------------------------------------

a)   During 2001, the changes in shareholders' equity are summarized as follows:

                                       Paid-in           Other     Retained       Net income
                                       capital        reserves     earnings     for the period
                                       -------        --------     --------     --------------
                                        ThCh$           ThCh$         ThCh$         ThCh$
Opening balance                     310,140,471               -            -       3,178,720
Prior-year income distribution                -               -     3,178,720     (3,178,720)
Price-level restatements                      -       4,655,286        44,502              -
Loss for the period                           -               -             -       (380,802)
                                  -------------   -------------   ------------   -------------
Final balance                       310,140,471       4,655,286     3,223,222       (380,802)
                                  =============   =============   ============   =============


b)   Number of shares
     ----------------

     Series              Number of shares      Paid-in shares     Voting Shares
     ------              ----------------      --------------     -------------

Single series              1,000,000           1,000,000          1,000,000

c)       Capital

         Series              Subscribed capital                 Paid-in capital
         ------             ------------------                  ---------------
                                  ThCh$                              ThCh$

Single series                  310,170,471                         310,170,471

NOTE 19 - OTHER NON-OPERATING INCOME AND EXPENSES
-------------------------------------------------

These are summarized as follows:

                                                                      ThCh$
                                                                      -----

Other non-operating income
     Prior-year income                                                74,171
     Miscellaneous income                                                 27
     Income on disposal of materials                                     125
                                                                      -------

         Total                                                        74,323
                                                                      ======

Other non-operating expenses:
     Prior-year expenses                                             107,947
     Miscellaneous losses                                             13,617
     Retired employee benefits                                        18,432
     Directors' remuneration                                           9,250
     Fiscal and judicial fines                                         4,915
                                                                     -------
          Total                                                      154,161
                                                                     =======

NOTE 20 - PRICE-LEVEL RESTATEMENT
---------------------------------

The net effects of price-level restatements, as described in Note 2(c), resulted in a net credit to income amounting to ThCh$ 1,763,590 and is summarized as follows:

Assets - credits                    Restatement index            ThCh$
----------------                    -----------------            -----

Inventories                         Replacement cost            11,258
Fixed assets                        CPI                      6,591,888
Other non-monetary assets           CPI                      1,951,944
Expense accounts                    CPI                        146,668
                                                            ----------
         Total (charges) credits                             8,701,758
                                                             =========

Liabilities - charges
---------------------

Shareholders' equity               CPI                      (4,699,788)
Non-monetary liabilities           UF                       (1,866,900)
Income accounts                    CPI                        (371,480)
                                                            -----------
         Net credit                                         (6,938,168)
                                                            ===========

Price-level restatement net income                           1,763,590
                                                             =========

NOTE 21 - EXCHANGE DIFFERENCES
------------------------------

The net effects of exchange differences amounted to a net change to income of ThCh$ 15,788,099.

                                                 Currency              Amount
                                                 --------              ------

                                                                        ThCh$
Assets - credits
Time deposits                                  US dollars               923,662
Investments in HQI Chile Holding Ltda.         US dollars             5,679,707
Forwards                                       US dollars             4,948,190
                                                                     ----------
         Total credits                                               11,551,559
                                                                     ----------

Liabilities - charges
---------------------

Loan HQI Holding                               US dollars           (14,138,341)
Bonds                                          US dollars           (13,201,317)
                                                                    -----------
         Total charges                                              (27,339,658)
                                                                     ----------

Loss from exchange differences                                      (15,788,099)
                                                                     ==========

NOTE 22 - DEBT SECURITY ISSUANCE EXPENSES
-----------------------------------------

Expenses incurred in debt securities issued in the local and foreign markets include: Stamp tax, placement fees, legal services, financial services, risk classification reports, and printing costs.

                                     Local           Foreign           Total
                                     -----           -------           -----
                                     ThCh$            ThCh$            ThCh$

Issuance and offering expenses       2,588,668        6,418,320       9,006,988
Amortization for the year (results)   (108,084)        (210,337)       (318,421)
                                    -----------      -----------     -----------
                                     2,480,584        6,207,983       8,688,567
                                     =========        =========       =========


Balance sheet presentation:
     Other current assets              324,254          631,011         955,265
     Other assets                    2,156,330        5,576,972       7,733,302
                                     ---------        ---------       ---------
                                     2,480,584        6,207,983       8,688,567
                                     =========        =========       =========

NOTE 23 - DERIVATIVES
---------------------

The Company maintains forward contracts to hedge the risk of exchange rate fluctuations of short-term trade accounts receivable as follows:

a)   Contract description


   Value of      Date of     Specific       Purchase/      Hedged            Item   Hedge value
   contract    expiration     Item            sale         item            amount    of item
   --------    ----------     ----            ----         ----            ------    -------
     ThCh$                                                                   ThCh$      ThCh$
4,000,000     16/07/2001  Exchange rate (US) P        Trade receivables   2,516,720   2,516,000
4,000,000     16/07/2001  Exchange rate (US) P        Trade receivables   2,519,800   2,516,000


b)   Accounting effect

                                                              Unrealized
               Liability             Amount                 effect on income
               ---------             ------                 ----------------
                                      ThCh$                    ThCh$

Short-term sundry creditors           720                        720
Short-term sundry creditors         3,800                      3,800

NOTE 24 - CONTINGENCIES AND RESTRICTIONS
----------------------------------------

a)   Restrictions

As a result of the obligations incurred in the bond offerings, the Company is required to meet specific ratios and obligations, including:

- Maintain at all times assets free from any encumbrance, assets with a book value equal to or greater than 1.2 times the book value of the issuer's total obligations and debts which are not pledged as actual guarantees on goods and assets owned. These obligations include debts arising from the aforementioned bond offering.

- Prohibition to sell, assign, transfer, contribute or dispose of the issuer's primary assets in any way, either by monetary sale or free of charge.

- Maintain an individual and consolidated leverage ratio whereby the proportion of Total liabilities/Total capitalization is not greater than
     0.7 times.

- Maintain at all times an individual and consolidated minimum equity equal to 15,000,000 Unidades de Fomento.

b)   Direct obligations

There are no direct obligations

c)   Indirect obligations

There are no guarantors or guarantees issued arising from indirect obligations.

d)   Pending lawsuits

There are pending lawsuits filed against the Company, in response to which it has instituted the corresponding defense, representing a total of ThCh$ 130,149.

Management believes that no significant contingencies will result from the pending lawsuits.

e)   Direct guarantees

                                                     Book value of
                                                      compromised
Creditor of guarantee   Debtor           Type           assets
---------------------   ------           ----        -------------

                                                         ThCh$

Banco Santiago         Conama           Deposit         904,867
Banco Santiago         Codelco          Deposit          62,900
Banco Santiago         Codelco          Deposit          62,900
Banco Santiago         Codelco          Deposit          18,870

NOTE 25 - GUARANTEES
--------------------

Guarantees obtained from third parties:

The Company has received guarantees from contractors and third parties for the completion of constructions, maintenance work and repayment of housing loans, amounting to ThCh$ 922,669.

NOTE 26 - LOCAL AND FOREIGN CURRENCY
------------------------------------

Assets and liabilities held in foreign currency have been translated to Chilean pesos at their respective exchange rates at period end and are summarized as follows:

a)   Assets:
     ------

                                                Currency                 ThCh$
                                                --------                 -----

Cash and banks                                 Chilean pesos             20,920
Cash and banks                                 US dollars                 3,010
Time deposits                                  US dollars            23,454,913
Marketable securities                          Chilean pesos          2,962,602
Trade accounts receivable                      Chilean pesos          8,118,506
Sundry debtors                                 Chilean pesos            403,695
Inventories                                    Chilean pesos              6,055
Recoverable taxes                              Chilean pesos            586,805
Prepaid expenses                               Chilean pesos          1,746,307
Deferred taxes                                 Chilean pesos             91,654
Other current assets                           Chilean pesos            231,476
Other current assets - resale agreements       UF                    11,154,134
                                                                   ------------
         Total current assets                                        48,780,077
                                                                   ============

Fixed assets                                  Chilean pesos         463,237,109
                                                                    ===========

Investments in other related companies        Chilean pesos              36,746
Goodwill                                      Chilean pesos         102,540,232
Long-term debtors                             UF                        528,736
Accounts receivable from Inversiones
   HQI Chile Holding Ltda.                    US dollars            108,250,236
Intangibles                                   Chilean pesos          22,794,499
Amortization of intangibles                   Chilean pesos          (1,273,982)
Long-term deferred taxes                      Chilean pesos          20,435,631
Other assets                                  Chilean pesos          11,957,716
                                                                    -----------
         Total other assets                                         265,269,814
                                                                    ===========

b)   Current liabilities:
     -------------------

                                       Up to 90 days
                                       -------------
                                                                Annual average
                                Currency          Amount        interest rate
                                 --------         ------        -------------
                                                  ThCh$              %

Interest payable - bonds    UF                   2,996,838         6.2
Interest payable - bonds    US dollars           4,931,876         7.875
Accounts payable            Chilean pesos        4,317,459
Sundry creditors            US dollars              28,900
Sundry creditors            Chilean pesos        1,484,356
Provisions                  Chilean pesos       1,,037,601
Withholdings                Chilean pesos        1,380,031
Other current liabilities   Chilean pesos           22,001
Notes and accounts payable
   related companies        US dollars             314,500


c)   Long-term liabilities:
     ---------------------


                                   1 to 3 years                      5 to 10 years                  More than 10 years
                                   ------------            --------------------------------         ------------------

                                                           Average annual    Average annual
                              Currency      Amount           Amount          interest rate      Amount    Interest rate
                              --------      ------           ------          -------------      ------     -------------
                                              ThCh$         ThCh$                 %            ThCh$           %

Bonds                        US dollars           -       292,485,000           7.875                -         -
Bonds                        UF                   -       100,110,514           6.2         47,110,830        6.2
Sundry creditors             US dollars      72,367
Customs duties
Provisions                   Chilean pesos  1,245,005               -           -                    -         -
Long-term deferred taxes     Chilean pesos  2,076,666               -           -                    -         -
Other liabilities - long     Chilean pesos   34,789                 -           -                    -         -
term



NOTE 27 - SANCTIONS
-------------------

During the period between January 1, 2001 and June 30, 2001, the Company, its Directors and Management have not been sanctioned by the Superintendency of Securities and Insurance Companies.

NOTE 28 - SUBSEQUENT EVENTS
---------------------------

On July 31, 2001 Inversiones QHI Chile Holding Ltda. prepaid a portion of the debt incurred with HQI Transelec Chile S.A. Payment amounted to US$ 62,000,000, of which US$ 58,143,695.92 correspond to capital and US$ 3,856,304.08 to interest.

On July 31, 2001 the Company paid Empresa Nacional de Electricidad S.A. (Endesa) and Endesa Inversiones Generales S.A. (Engesa) the amount of ThCh$ 2,668,227 and ThCh$ 267, respectively. The latter originated from the arbitration process undertaken by the auditing firm Ernst & Young in connection with the Share Purchase Agreement entered into on October 23, 2000, as discussed in Note 12.

There have been no other subsequent financial or accounting events between June 30, 2001 and the date these financial statements were presented to the Superintendency of Securities and Insurance Companies, which could significantly affect there interpretation.

NOTE 29 - ENVIRONMENTAL EXPENSES
--------------------------------

The Company has made no disbursements during the six month period ended June 30, 2001 in connection with this concept.

                            HQI TRANSELEC CHILE S.A.

                                 RELEVANT EVENTS


During the period January 2001 to June 2001 and in conformity with General Standard No. 30, the Company informed the Superintendency of Securities and Insurance Companies of the following relevant events:

a) On January 31, 2001 HQI Transelec Chile S.A. purchased 98,606 shares in Compania Nacional de Transmision Electrica S.A. from Inversiones HQI Chile Holding Limitada. As a result, HQI Transelec Chile S.A. owns 100% of the shares in Compania de Transmision Electrica S.A., resulting in its dissolution in conformity with provisions set forth under Article 103 of Law 18,046. The purchase agreement was subscribed by public deed dated January 18, 2001 before the Public Notary Mr. Juan Ricardo San Martin Urrejola, in Santiago.

b) On April 9, 2001 the Company placed bonds of HQI Transelec Chile S.A. in the foreign market with the following characteristics:

     Currency                    :    United States dollar
     Amount                      :    US$ 465,000,000
     Securities issued           :    Singles-series bonds to the order
     Amount of series            :    US$ 465,000,000
     Nominal value of bond       :    US$ 1,000
     Interest rate               :    7.85%
     Issue date                  :    April 17, 2001

c) On April 16, 2001 the Company reported that on April 11, 2001, HQI Transelec Chile S.A. placed readjustable bearer bonds, registered with the Superintendency of Securities and Insurance Companies under No. 249. As of said date, total bonds for UF 9,200,000 were placed, of which 6,000,000 correspond to Series A and 3,200,000 to Series B.

d) On April 18, 2001 the First Ordinary Shareholders' Meeting approved the balance sheets for the period ended December 31, 2000. In addition, it approved the proposition from the Company's Board of Directors to pay a final dividend for 2000 of Ch$ 8.21425 per share, which had already been paid to the shareholders by means of an interim dividend payment.

e) On April 23, 2001 the Company reported that the First General Ordinary Shareholders' Meeting held on April 18, 2001 appointed Messrs. Yves Filion, Jacques Regis, Daniel Leclair, Gilles Marchaud, and Pedro Lizana Grve as members of the Board of directors. In addition, Messrs. Gonzalo Delaveau Swett, Roberto Guerrero del Rio, Roberto Guerrero Valenzuela, Jorge Delpiano Kraemer, and Arturo Marin Vicuna were elected alternate directors.

                            HQI TRANSELEC CHILE S.A.

                          FINANCIAL STATEMENT ANALYSIS

                                AT JUNE 30, 2001


a)   Summary

In the first semester of 2001, HQI TRANSELEC CHILE S.A. obtained a net loss of ThCh$ 380,802 in spite of its positive operating results of ThCh$ 29,312,939. The loss was generated from the negative non-operating results amounting to ThCh$ 30,286,572 and a net credit to income arising from income taxes of ThCh$ 592,831.

Operating income during the year amounted to ThCh$ 42,289,703. This income is provided by current contracts subscribed in order to commercialize the installation's capacity for transmission and the sales of services.

Operating expenses amounted to ThCh$ 11,801,453, which is broken down into Fixed asset depreciation (64.7%), payroll (14.4%), and work, supplies, and services hired (18.6%).

Administrative and selling expenses amount to ThCh$ 1,175,311, which is broken down into payroll (48.6%), and expenses incurred in work, supplies and services hired (34.1%).

Non-operating results for the period present a loss of ThCh$ 30,286,572 arising from financial expenses totaling ThCh$ 16,026,817 (52.9%), and exchange differences for ThCh$ 15,788,099 (52.1%) as a result of an increase in the US dollar exchange rate of 9.65% during the semester (Ch$ 55.35) as compared to the fluctuation in the Consumer Price Index (1.5% in the first semester). Other significant items with an effect on non-operating results were interest income amounting to ThCh$ 2,468,755 (8.1%) and goodwill amortization amounting to ThCh$ 2,624,163 (8.7%).

b)   Results

                                                          January 1 to
         Concepts                                         June 30, 2001
         --------                                          -------------
                                                              ThCh$
Operating income                                             42,289,703
     Toll sales                                              41,278,225
     Work and services                                        1,011,478
Operating expenses                                          (11,801,453)
     Fixed costs                                             (4,165,794)
     Depreciation                                            (7,306,343)
     Amortization of intangibles                               (329,316)
Administrative and selling expenses                          (1,175,311)
                                                            ------------

Operating results                                            29,312,939

Non-operating results                                       (30,286,572)
Income tax (deferred tax credit)                                592,831
                                                          -------------

Loss for the period                                            (380,802)
                                                          =============

EBITDA                                                       23,447,460
                                                           ============
Profitability
-------------
                                                              As of
         Ratios                                           June 30, 2001
         ------                                           -------------

Return on equity                                             (0.12)
Return on of assets                                          (0.05)
Return on income earning assets                               6.03
Loss per share (Ch$)                                           381

c)   Balance sheet analysis

                                                               ThCh$
                                                               ----

Current assets                                               48,780,077
Fixed assets                                                463,237,109
Other assets                                                265,269,814
                                                            -----------
         Total assets                                       777,287,000
                                                            ===========

Current liabilities                                          16,513,652
Long-term liabilities                                       443,135,171
Shareholders' equity                                        317,638,177
                                                            -----------
         Total Liabilities and Shareholders' equity         777,287,000
                                                            ===========

Value of main operating fixed assets
------------------------------------
         Assets                                               ThCh$
         ------                                               -----

Land                                                          5,238,364
Buildings and infrastructure                                267,508,743
Machinery and equipment                                     219,829,294
Other fixed assets                                            1,977,590
Increased value from technical reappraisal (net)             19,641,854
Depreciation                                                (50,958,736)
                                                           ------------
         Total                                              463,237,109
                                                            ===========

At June 30, 2001 fixed assets are mainly represented by land, buildings, infrastructure, and machinery and equipment.

The Company's assets are valued in conformity with accounting principles generally accepted in Chile.

Liquidity and leverage
----------------------

         Ratios
         ------

Current ratio                                                          3.07
Acid test                                                              2.31
Liabilities/Shareholders' equity                                       1.45
% Short-short debt                                                     3.54
% Long-term debt                                                      96.46

Significant fluctuations in the market in which the Company operates
--------------------------------------------------------------------

In the Interconnected Central System (SIC), 100% of the 500KV transmission lines and 74.4% and 99.8% of the 220 and 154 kV, respectively, are exploited by HQI Transelec Chile S.A.

It is worth noticing that in the first semester of 2001 there were no significant fluctuations in the market in which the Company operates.

Exchange rate risk
------------------

At June 30, 2001 a portion of the Company's debt was denominated in United States dollars from the placement of bonds abroad amounting to US$ 472,527,187 (including accrued interest). The loan issued to the Parent Company, Inversiones HQI Chile Holding Limitada, for US$ 172,098,944 (including accrued interest), and short-term investments in the financial market for US$ 37,289,209, reduce the net exposure to US$ 263,139,034. At December 31, 2000 the net exposure of US$ 288,645,975, was originated from a loan for US$538,645,975 issued by the Parent Company and a forward position of US$ 250,000,000. During the period, price-level restatement arising from the devaluation of the Chilean peso compared to the US dollar amounted to ThCh$ 15,788,099.

In the balance sheet, exposure to the exchange rate fluctuation is reduced by the fact that transmission toll income is associated with the US dollar. Toll contracts are denominated in US dollars, however monthly billing is expressed at their equivalent in Chilean pesos, at the average monthly Observed US dollar exchange rate for 85% of contracts, and at the current US dollar exchange rate on the last day of the month for the rest of the contracts, as follows:

       Exchange rate     January   February   March    April     May     June
       -------------     -------   --------   -----    -----     ---     ----

Month's average           571.12    563.13    587.79   598.63   604.48  616.07
Last day of the month     561.61    572.86    594.97   598.61   610.85  629.00

Income from transmission tolls during the second quarter amounted to ThCh$ 21,061,826 compared to ThCh$ 20,216,399 the prior quarter. This difference is basically due to increases in the exchange rate. Each toll contract includes semester indexation formulas to reflect fluctuations in the net realization value of assets and in operating and maintenance costs. Some of these reflect international prices of equipment and others, prices of materials and local labour costs.

During the period between January 1, 2001 and June 30, 2001 the average toll ratio was 0.97288, which will be effective as of July 1, 2001. Toll income expressed in United States dollars, reduced by 2.7%, will be billed in Chilean pesos on a monthly basis at the exchange rate for each of the following six months. The average exchange rate in July was Ch$ 656.46 per dollar and on the last day of the same month it amounted to Ch$ 668.79, compared to average rates and the rate on the last day in June, Ch$ 616.07 and Ch$ 629.00, respectively.

Financial results for the year include the loss from the devaluation in the Chilean peso applied on the debt (liabilities in foreign currency), however it is not possible to record the future increase in toll income from the same devaluation.

Cash flows during the period
----------------------------

In the first semester of 2001, due mainly to operating activities, net positive cash flows amounting to ThCh$ 13,827,035 were generated.

Financing activities generated positive cash flows of ThCh$ 89,492,920 arising from bond placements in the local market (UF 9,200,000) and foreign market (US$ 465,000,000).

Cash flows from investment activities generated a negative cash flow of ThCh$ 103,757,438 as a result of a current account loan granted to Inversiones HQI Chile Holding Ltda. and the purchase of fixed assets.

The effect of inflation on cash and cash equivalents amounted to ThCh$ 604,831.

The closing cash flow balance amounted to ThCh$ 37,595,579 considering an opening balance of ThCh$ 23,163,712.

                                   SIGNATURES


              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              HQI Transelec Chile S.A.



                                                 /s/Real Paul - Hus
Date:  October 16, 2001                       By:-------------------------
                                                 Real Paul - Hus
                                                 Finance Manager